SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR
[  ]    TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                                      to

Commission file number 1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street

P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 22, 2004

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 and 2002

	2003	2002
ASSETS:
Investments at fair value except for Fixed Income Fund that is at contract value which approximates fair value (Note 5)	$577,851,323	$467,072,345
Temporary investments (at cost which approximates fair value)	2,353,253	2,185,204

Total investments	580,204,576	469,257,549

RECEIVABLES:
Employer Contributions	8,002	351,956
Participant Contributions	30,580	1,173,847
Interest and other receivable	23,163	4,027

Total receivables	61,745	1,529,830

TOTAL ASSETS	580,266,321	470,787,379

LIABILITIES:
Securities purchased	484,594	1,241,948

NET ASSETS AVAILABLE FOR BENEFITS	$579,781,727	$469,545,431

     See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions (Note 1):
Pinnacle West Capital Corporation	$11,930,861
Participants	34,865,275

Total contributions	46,796,136

Investment income (Note 2):
Dividends	6,180,620
Interest and other income	2,407,062

Total investment income	8,587,682

Net appreciation in fair value of investments (Note 5):	84,774,596

Total investment gain	93,362,278

Total net addition	140,158,414

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO :
Benefit payments	29,956,069
Administrative expenses	113,084
Net Participant loan activity	(147,035)

Total deductions	29,922,118

Increase in Net Assets	110,236,296
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	469,545,431

End of year	$579,781,727

     See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

     The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. (See note 8 for additional information.)

General

     The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West,” or the “Company”). The Plan is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which will also constitute an Employee Stock Ownership Plan (“ESOP”). The ESOP component of the Plan consists of Plan assets invested in the Pinnacle West Stock Fund and the balance of all Plan assets constitutes the profit sharing component. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Wells Fargo Bank, Minnesota, N.A. (“Trustee”) serves as the trustee of the Plan.

Eligibility

     Generally, most active employees of Pinnacle West and its subsidiaries, including, Arizona Public Service Company, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in the pre-tax and after-tax features of the Plan upon attaining age 18 and completing thirty-one consecutive days of employment and are eligible to participate in the matching feature upon attaining age 18 and completing six months of service. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions

     The Plan allows participants to contribute up to 50% of their base pay on a pre-tax basis or after-tax basis, provided that in no event can the total pre-tax and after-tax contributions made by any participant in any year exceed 50% of his or her base pay. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The maximum allowable pre-tax contribution ($12,000 for 2003) and catch –up contribution ($2,000 for 2003) will increase $1,000 per year through 2006, and thereafter will be linked to the cost of living index and could change on an annual basis.

     Employer contributions are fixed at 75% of the first 6% of a participant’s pre-tax contribution (excluding catch-up contributions) for participants hired on or after January 1, 2003. For participants hired prior to January 1, 2003 and electing to participate in the Retirement Account Balance Plan and employees rehired on or after January 1, 2003 and electing to participate in the Plan, during the period from April 1, 2003 through June 30, 2003 the employer match was 100% on the first 6% the participant contributed on a pre-tax basis to the Plan and effective July 1, 2003 the employer match was fixed at 75%. Participants hired prior to January 1, 2003 and not electing to participate in the Retirement Account Balance Plan receive an employer match of 50% on the first 6% he or she contributes on a pre-tax basis (excluding catch-up contributions).

     While the Employer contributions may be in cash, common stock, or other property acceptable to the Trustee, regardless of the form of contribution, contributions are allocated to the Pinnacle West Stock Fund. Non cash contributions are recorded at fair value.

     The Plan allows rollover contributions from other qualified plans subject to certain criteria.

     Participants may elect to receive dividends in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in Pinnacle West Stock.

Participant Accounts

     Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s pre-tax, after-tax, and rollover contributions, the employer’s matching contributions and an allocation of Plan earnings. Each participant is charged with withdrawals and an allocation of Plan losses. Allocation of earnings and losses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Choices

     Participants’ contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Growth Fund, International Fund, Conservative, Moderate, and Aggressive Lifestyle Funds, Small Cap Core Fund, Mid Cap Core Fund, Large Cap Value Fund, and the Intermediate Bond Fund. The Plan permits fully vested participants to transfer amounts in their Employer contributions account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan. (See note 6 for additional information.)

Loan Feature

     Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.

     The minimum participant loan allowed is $1,000, and the maximum available is 50% of the participant’s vested account balance, up to $50,000, reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant’s account for each loan.

     The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2003 were 5.25%.

Interest rates for outstanding loans as of December 31, 2003 and 2002 ranged from 5.25% to 10.5%.

     Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

Vesting

     Each participant is fully vested in pre-tax, after-tax, and rollover contribution accounts (consisting of the participant’s contributions and related income and appreciation or depreciation) and Employer transfer account. The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) upon the first of the following to occur: termination of service by death, disability or retirement; attaining the age of sixty-five; completion of five years of service; termination of the Plan; or complete discontinuance of Employer contributions. Otherwise, participants vest in graduated amounts with 100 percent vesting in five years of service, beginning with the employee’s date of hire.

Withdrawals and Distributions

     A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contribution account and rollover contribution account. No withdrawals before termination are permitted from a participant’s Employer transfer account. No withdrawals before termination are permitted from the participant’s pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to January 1, 1989. Generally, participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contribution account. When the participant’s employment with the Employer is terminated, the participant generally can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contribution account together with the participant’s contribution accounts and Employer transfer account. Participants at least age 59-1/2 may withdraw or rollover any portion of their pre-tax contributions or rollover account (if any) while employed. The following are applicable: a maximum of two withdrawals or rollovers may be requested per year; earnings on pre-tax contributions and rollover account are included; there are no restrictions on the reason for withdrawal or rollover; penalties do not apply.

Forfeitures

     Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. However, if a former participant who received a distribution becomes reemployed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to him or her within five years of his or her date of reemployment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2003 forfeited non vested accounts totaled $31,396. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2003, Employer contributions were reduced by $44,293 from forfeited nonvested accounts.

Termination of the Plan

     It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Income Recognition

     Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of ex-dividend dates.

Risks and Uncertainties

     The Plan utilizes various investment instruments including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investments

     The investment choices for the Plan consist of:

          Pinnacle West Stock Fund — The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

          Index Fund — The fund is a Standard & Poor’s (“S&P”) 500 Index Fund that is maintained by the Trustee as part of a commingled fund and is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

          Fixed Income Fund — This fund invests in a diversified portfolio of fixed income securities consisting primarily of stable value assets that seek to protect principal,

or in a commingled fund having the same objective. The fund is maintained by Gartmore Morley. (See note 4 for additional information.)

          Large Cap Growth Fund — The fund is the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

          International Fund — This fund is the Putnam International Growth Fund-Class A. The fund consists primarily of securities of companies based outside the United States of America. It is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. (See note 8 for additional information.)

          Conservative, Moderate and Aggressive Lifestyle Funds — These funds are maintained by the Vanguard Group as part of the Lifestrategy Portfolios, and they primarily invest in cash, domestic stocks, international stocks, and domestic bonds. The funds are stated at fair market value as of the market close each day.

          Small Cap Core Fund — This fund is the Merrill Lynch Small Cap Equity Fund and consists primarily of common stock of relatively small companies and emerging growth companies regardless of size. The fund is stated at fair market value as of the market close each day.

          Mid Cap Core Fund — This fund is the AIM Mid Cap Core Fund that seeks long term capital growth. The fund invests at least 80% of the Fund’s assets in equity securities of mid-capitalization companies and has a blend of both growth and value investments.

          Large Cap Value Fund — This fund is the T Rowe Price Equity Income Fund that seeks to provide dividend income, as well as long term capital through investments in the common stocks of established companies. The fund normally invests at least 80% of the fund’s net assets in common stocks, with 65% of this amount invested in the common stocks of well-established companies paying above-average dividends.

          Intermediate Bond Fund — This fund is the PIMCO Total Return Fund that seeks to achieve its investment objective by investing at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The fund invests primarily in investment grade debt securities, but may invest a limited amount of total assets in high yield debt securities

          Temporary investments — Temporary investments represent cash or other cash equivalents that are held until investments in other funds can be made. All highly liquid debt instruments purchased with an initial maturity of three months or less are treated as cash equivalents. The fund is stated at cost, which approximates fair value.

Administrative Expenses

     Substantially all costs of administration of the Plan, except for loan administration fees, have been paid by the Company.

Payment of Benefits

     Benefit payments to participants are recorded upon distribution.

3.	FEDERAL INCOME TAX STATUS

     Plan management received a determination letter dated June 30, 2003 from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code, provided the company adopt the proposed amendment requested by the Internal Revenue Service. The amendment was adopted on July 21, 2003. The Company’s management and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	GUARANTEED INVESTMENT CONTRACTS

     The Plan invests in guaranteed investment contracts (“GICs”). All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at contract value. A benefit-responsive contract provides for all participant-initiated transactions permitted by the Plan to be executed at contract value with no conditions, limits, or restrictions. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average crediting interest rate for the contracts held by the Plan were

4.49% and 5.27% at December 31, 2003 and 2002, respectively. The crediting interest rates on the GICs are fixed or reset on a quarterly or semi-annual basis, based on the terms of the contract. The average yield for 2003 and 2002 approximated the weighted average crediting interest rate.

     Several of the GICs are synthetic investment contracts. A synthetic GIC is an investment contract that simulates the performance of a traditional GIC through the use of financial instruments. These contracts include underlying assets which are held in a trust owned by the plan and utilize a benefit-responsive wrapper contract issued by a financially responsible third party that provides that participants can, and must, execute plan transactions at contract value.

     The fair value of the non-synthetic GICs approximates contract value at December 31, 2003. The contract value and fair value of the synthetic GICs totaled $97,455,464 and $99,334,873 at December 31, 2003.

5.	INVESTMENTS AND UNITS OF PARTICIPATION

     In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Large Cap Growth Fund, International Fund, Conservative, Moderate and Aggressive Lifestyle Funds, Small Cap Core Fund, Mid Cap Core Fund, Large Cap Value Fund, and Intermediate Bond Fund. The number of units and the related value of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

2003	Number of Units	Value
Pinnacle West Stock Fund	3,283,593	$131,517,761	*
Index Fund	3,556,837	119,754,183	*
Fixed Income Fund	9,529,427	121,789,108	*
Large Cap Growth Fund	3,165,310	50,077,233	*
International Fund	439,186	9,260,448
Conservative Lifestyle Fund	515,992	7,513,035
Moderate Lifestyle Fund	1,049,782	17,414,999
Aggressive Lifestyle Fund	1,142,936	20,784,660
Small Cap Core Fund	2,119,966	54,265,424	*
Mid Cap Core Fund	251,110	6,842,898
Large Cap Value Fund	392,557	9,468,933
Intermediate Bond Fund	802,793	8,609,412
Participant Loans		20,553,229

Total		$577,851,323

2002	Number of Units	Value
Pinnacle West Stock Fund	3,384,097	$115,326,780	*
Index Fund	3,551,254	93,155,840	*
Fixed Income Fund	10,392,854	126,833,515	*
Large Cap Growth Fund	3,605,486	45,921,583	*
International Fund	359,068	5,918,242
Conservative Lifestyle Fund	465,007	5,966,399
Moderate Lifestyle Fund	886,680	12,308,289
Aggressive Lifestyle Fund	970,468	13,949,707
Small Cap Core Fund	1,455,685	26,445,017	*
Participant Loans		21,246,973

Total		$467,072,345

     *These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2003 as follows:

Fixed Income Fund	$5,504,284
Mutual Funds	59,555,385
Pinnacle West Stock Fund	19,714,927

Net appreciation in fair value of investments	$84,774,596

6.	NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the investments which are not directed by Plan participants (“non-participant directed investments”) as of and for the year ended December 31, 2003 is as follows:

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, beginning of year	$69,133,668
Changes in net assets during the year:
Net appreciation in value	15,784,532
Employer contributions	11,930,861
Benefits paid to participants	(5,524,390)
Transfers to participant directed investments	(11,568,671)

Net Change	10,622,332

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, end of year	$79,756,000

7.	RELATED PARTY TRANSACTIONS

     Certain Plan investments include shares of the Index Fund that is managed by the Trustee Therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock, qualifying these transactions as party-in-interest transactions. Pinnacle West pays all administrative expenses except participant loan administrative fees which are paid by the participant. At December 31, 2003 and 2002, the Plan held 3,283,593 and 3,384,097 units, respectively, of common stock of Pinnacle West Capital Corporation, the sponsoring employer, with a cost basis of $84,730,140 and $86,077,595, respectively. During the year ended December 31, 2003, the Plan recorded dividend income from Pinnacle West Common Stock of $5,629,627.

8.	SUBSEQUENT EVENT-FUND CHANGE

     Effective May 3, 2004, the Pinnacle West Investment Management Committee replaced the Putnam International Fund with the American Funds Euro Pacific Growth Fund. This fund will continue to be called the International Fund. Participant account balances were transferred from the Putnam International Fund to the American Funds Euro Pacific Growth Fund on May 5, 2004. In total $11,118,219 was transferred. The investment objective of this fund is to seek long-term capital appreciation by investing in the securities of companies based outside the United States. At least 80% of assets must be invested in equity securities of issuers located in Europe or the Pacific Basin. There are no front-end or deferred fees associated with this fund.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issuer, Borrower,		Description of		Current
Lessor or Similar Party		Investment	Cost	Value
*Pinnacle West Stock Fund		Shares of company common stock	$84,730,140	$131,517,761
Index Fund		Shares of mutual fund investments	**	119,754,183
Gartmore Morley Financial Fixed Income Fund	Fixed Income Fund	Stable value funds	**	121,789,108
Putnam Voyager Fund, Class A	Large Cap Growth Fund	Shares of mutual fund investments	**	50,077,233
Puntnam International Growth Fund, Class A	International Fund	Shares of mutual fund investments	**	9,260,448
Vanguard Group Lifestrategy Portfolios	Conservative Lifestyle Fund	Shares of mutual fund investments	**	7,513,035
Vanguard Group Lifestrategy Portfolios	Moderate Lifestyle Fund	Shares of mutual fund investments	**	17,414,999
Vanguard Group Lifestrategy Portfolios	Aggressive Lifestyle Fund	Shares of mutual fund investments	**	20,784,660
Merrill Lynch	Small Cap Core Fund	Shares of mutual fund investments	**	54,265,424
AIM	Mid Cap Core Fund	Shares of mutual fund investments	**	6,842,898
PIMCO Total Return	Intermediate Bond Fund	Shares of mutual fund investments	**	8,609,412
T. Rowe Price	Large Cap Value Fund	Shares of mutual fund investments	**	9,468,933
Participant Loans		Interest rates, 5.25% - 10.5%. Maturity Dates 10/15/2002-3/15/2017	**	20,553,229
Wells Fargo Short Term Investments		Money Market Fund	**	2,353,253

Total Assets Held for Investment Purposes				$580,204,576

* Related Party

** Cost information not provided as investments are participant-directed.

Exhibits Filed.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION
SAVINGS PLAN
(Name of Plan)

Date: June 25, 2004	By	/s/ Armando B. Flores

Armando B. Flores
Chairman of the Administrative Committee
and Executive Vice President,
Corporate Business Services
Arizona Public Service Company